United States
Securities and Exchange Commission

Form 12b-25

SEC File No. 000-50526
CUSIP No. 02565P 107

NOTIFICATION OF LATE FILING

(Check One): X Form 10-K and Form 10-KSB; __ Form 20-F;
                     __ Form 11-K; ___ Form 10-Q and Form 10-QSB; __ Form N-SAR

For Period Ended: December 31, 2007

_ Transition report on Form 10-K
_ Transition Report on Form 20-F
_ Transition Report on Form 11-K
_ Transition Report on Form 10-Q
_ Transition Report on Form N-SAR
For the Transition Period Ended: ___________________________

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates.

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PART I: - REGISTRANT INFORMATION

American Enterprise Development Corporation
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Full Name of Registrant

N/A
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Former Name if Applicable

2544 Tarpley Rd., Suite 104, Carrollton, Texas 75006
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Address of Principal Executive Office (Street and Number)
City, State and Zip Code

PART II - RULES 12B-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
X	(b) The subject annual report, semi-annual report, transition report on Form 10-KSB, Form 20-F, Form 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the 5th calendar day after the prescribed due date; and
(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Because of recent activities and complications encountered by the Company in coordinating the schedules of the various parties who contribute to the filing of the Company's Annual Report on Form 10-KSB regarding the fiscal year ended December 31, 2007 (the "Form 10-KSB"), the Company was late in finalizing its documentation and, therefore, the Form 10-KSB could not be timely filed without unreasonable effort or expense.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

Carey Kent Williams                 972.418.0225
(Name)                         (Area Code) (Telephone Number)

(2)      Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such reports(s) been filed? If answer is no, identity report(s)

X Yes __ No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

X Yes __ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company expects to report an increase in revenue of approximately $355,942 from $18,670 for the period ended December 31, 2006 to $374,612 for the period ended December 31, 2007. In addition, the Company expects to report a net loss of approximately $10,912,000 for the period ended December 31, 2007, compared to a net loss of approximately $2,267,000 for the period ended December 31, 2006.

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AMERICAN ENTERPRISE DEVELOPMENT CORPORATION
Name of Registrant as Specified in Charter

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: March 31, 2008	By: /s/ Carey Kent Williams
Carey Kent Williams, President and Chief Executive Officer